                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 3                                                      OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER:  3235-0104
                                                   Expires:  September 30, 1998
                                                   Estimated average burden
                                                   hours per response ...... 0.5
                                                   -----------------------------


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 of
              Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*


Fox Kids Worldwide, Inc.
--------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)


10960 Wilshire Boulevard
--------------------------------------------------------------------------------
                                    (Street)

Los Angeles                             California                     90024
--------------------------------------------------------------------------------
  (City)                             (State)                          (Zip)


--------------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)


   6/11/97
--------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)



--------------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

   International Family Entertainment, Inc. ("IFE")
--------------------------------------------------------------------------------
5. Relationship of Reporting Person to Issuer:
       (Check all applicable)


                  Director                   X     10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


                   ----------------------------------

--------------------------------------------------------------------------------
6. If Amendment, Date of Original       (Month/Day/Year)



--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing     (Check applicable line)

    Form filed by One Reporting Person
----

 X  Form filed by More than One Reporting Person
----

--------------------------------------------------------------------------------

            Table 1 -- Non-Derivative Securities Beneficially Owned


1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
--------------------------    ---------------------------      -----------------        ------------------------------------------

Class B Common Stock, par
value $.01 per share              25,263,659(1)                     (D)
--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                 SEC 1474 (7/96)

                           (Print or Type Responses)
FORM 3 (continued)


        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
   (Instr. 4)                        cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect
                                     Expiration      (Instr. 4)                         Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                    (Month/Day/                                         Security        Direct (D)      (Instr. 5)
                                     Year)                                                              or
                                  ------- ------- ---------------------------------                     Indirect (I)
                                  Date    Expira-                            Amount                     (Instr. 5)
                                  Exer-   tion                               or
                                  cisable Date             Title             Number
                                                                             of
                                                                             Shares
-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

Explanation of Responses:              /s/Haim Saban                  6/20/97
                                    --------------------------------------------
                                    **Signature of Reporting Person    Date


(1) Represents shares to be purchased by Fox Kids Worldwide, Inc. ("FKWW") pursuant to stock purchase agreements and a contribution and exchange agreement, each dated as of June 11, 1997, consisting of (i) 3,891,121 shares of Class B Common Stock to be purchased from The Christian Broadcasting Network, Inc.; (ii) 4,214,325 shares of Class B Common Stock to be purchased from Regent University; (iii) 5,000,000 shares of Class A Common Stock in the form of Class B Common Stock issuable upon conversion thereof and 1,231,981 shares of Class B Common Stock to be purchased from M.G. "Pat" Robertson and Tim Robertson and trusts controlled by them; and
     (iv) 7,088,732 shares of Class C Common Stock and $23 million principal amount of 6% Convertible Secured Notes due 2004 which are convertible into 2,587,500 shares of Class C Common Stock, with each share of Class C
     Common Stock convertible into an equal number of shares of Class B Common Stock, to be acquired from Liberty IFE, Inc. This aggregate amount represents approximately 51.9% of the outstanding shares of Class B Common Stock, assuming full conversion of the Class A and Class C Common Stock into Class B Common Stock.
(2) Fox Television Stations, Inc. ("Fox Television") owns 49.95% of the outstanding common stock of FKWW, representing 49.95% of the voting power of FKWW. Of the remaining shares of outstanding common stock of FKWW, Haim Saban and entities which he controls own 49.5%, representing 49.5% of the voting power of FKWW, and Allen & Company Incorporated owns 0.2%, representing 0.1% of the voting power of FKWW. Twentieth Holdings Corporation ("Twentieth Holdings") owns 100% of the outstanding common stock of Fox Television. The News Corporation Limited indirectly owns 100% of the outstanding common stock of Twentieth Holdings. K. Rupert Murdoch holds voting preferred shares of Twentieth Holdings representing 76% of the voting power of Twentieth Holdings.



**Intentional misstatement or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 3                                                      OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER:  3235-0104
                                                   Expires:  September 30, 1998
                                                   Estimated average burden
                                                   hours per response ...... 0.5
                                                   -----------------------------


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


--------------------------------------------------------------------------------
1. Name and Address of Reporting Person


The News Corporation Limited
--------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)


2 Holt Street
--------------------------------------------------------------------------------
                                    (Street)

Sydney                      New South Wales 2010             Australia
--------------------------------------------------------------------------------
  (City)                             (State)                          (Zip)


--------------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)
       6/11/97

--------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)



--------------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

       International Family Entertainment, Inc. ("IFE")


--------------------------------------------------------------------------------
5. Relationship of Reporting Person to Issuer:
       (Check all applicable)


                  Director                   X     10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


                   ----------------------------------

--------------------------------------------------------------------------------
6. If Amendment, Date of Original       (Month/Day/Year)



--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing     (Check applicable line)

    Form filed by One Reporting Person
----

 X  Form filed by More than One Reporting Person
----

--------------------------------------------------------------------------------

            Table 1 -- Non-Derivative Securities Beneficially Owned


1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
--------------------------    ---------------------------      -----------------        ------------------------------------------

Class B Common Stock, par
value $.01 per share              25,263,659(1)                     (I)                  By Fox Kids Worldwide, Inc. (2)
--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                           (Print or Type Responses)                Page 3 of 12
                                                                  SEC 1474(7/96)


        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
   (Instr. 4)                        cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect
                                     Expiration      (Instr. 4)                         Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                    (Month/Day/                                         Security        Direct (D)      (Instr. 5)
                                     Year)                                                              or
                                  ------- ------- ---------------------------------                     Indirect (I)
                                  Date    Expira-                            Amount                     (Instr. 5)
                                  Exer-   tion                               or
                                  cisable Date             Title             Number
                                                                             of
                                                                             Shares
-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

Explanation of Responses:              /s/Arthur M. Siskind              6/20/97
                                    --------------------------------------------
                                     Arthur M. Siskind, Senior Executive
                                     Vice President and Group General Counsel

                                    **Signature of Reporting Person       Date


(1) Represents shares to be purchased by Fox Kids Worldwide, Inc. ("FKWW") pursuant to stock purchase agreements and a contribution and exchange agreement, each dated as of June 11, 1997, consisting of (i) 3,891,121 shares of Class B Common Stock to be purchased from The Christian Broadcasting Network, Inc.; (ii) 4,214,325 shares of Class B Common Stock to be purchased from Regent University; (iii) 5,000,000 shares of Class A Common Stock in the form of Class B Common Stock issuable upon conversion thereof and 1,231,981 shares of Class B Common Stock to be purchased from M.G. "Pat" Robertson and Tim Robertson and trusts controlled by them; and
     (iv) 7,088,732 shares of Class C Common Stock and $23 million principal amount of 6% Convertible Secured Notes due 2004 which are convertible into 2,587,500 shares of Class C Common Stock, with each share of Class C
     Common Stock convertible into an equal number of shares of Class B Common Stock, to be acquired from Liberty IFE, Inc. This aggregate amount represents approximately 51.9% of the outstanding shares of Class B Common Stock, assuming full conversion of the Class A and Class C Common Stock into Class B Common Stock.
(2) Fox Television Stations, Inc. ("Fox Television") owns 49.95% of the outstanding common stock of FKWW, representing 49.95% of the voting power of FKWW. Of the remaining shares of outstanding common stock of FKWW, Haim Saban and entities which he controls own 49.5%, representing 49.5% of the voting power of FKWW, and Allen & Company Incorporated owns 0.2%, representing 0.1% of the voting power of FKWW. Twentieth Holdings Corporation ("Twentieth Holdings") owns 100% of the outstanding common stock of Fox Television. The News Corporation Limited indirectly owns 100% of the outstanding common stock of Twentieth Holdings. K. Rupert Murdoch holds voting preferred shares of Twentieth Holdings representing 76% of the voting power of Twentieth Holdings.



**Intentional misstatement or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 3                                                      OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER:  3235-0104
                                                   Expires:  September 30, 1998
                                                   Estimated average burden
                                                   hours per response ...... 0.5
                                                   -----------------------------


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940



--------------------------------------------------------------------------------
1. Name and Address of Reporting Person


K. Rupert Murdoch
--------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)


10201 West Pico Boulevard
--------------------------------------------------------------------------------
                                    (Street)

Los Angeles                          California                       90035
--------------------------------------------------------------------------------
  (City)                             (State)                          (Zip)


--------------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)


   6/11/97
--------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)



--------------------------------------------------------------------------------
4. Issuer Name and Ticker Trading Symbol

   International Family Entertainment, Inc. ("IFE")
--------------------------------------------------------------------------------
5. Relationship of Reporting Person to Issuer:
       (Check all applicable)


                  Director                   X     10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


                   ----------------------------------

--------------------------------------------------------------------------------
6. If Amendment, Date of Original       (Month/Day/Year)



--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing     (Check applicable line)

    Form filed by One Reporting Person
----

 X  Form filed by More than One Reporting Person
----

--------------------------------------------------------------------------------

            Table 1 -- Non-Derivative Securities Beneficially Owned


1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
--------------------------    ---------------------------      -----------------        ------------------------------------------

Class B Common Stock, par
value $.01 per share              25,263,659(1)                     (I)                  By Fox Kids Worldwide, Inc. (2)
--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                           (Print or Type Responses)                Page 5 of 12
                                                                  SEC 1474(7/96)


        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
   (Instr. 4)                        cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect
                                     Expiration      (Instr. 4)                         Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                    (Month/Day/                                         Security        Direct (D)      (Instr. 5)
                                     Year)                                                              or
                                  ------- ------- ---------------------------------                     Indirect (I)
                                  Date    Expira-                            Amount                     (Instr. 5)
                                  Exer-   tion                               or
                                  cisable Date             Title             Number
                                                                             of
                                                                             Shares
-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

Explanation of Responses:              /s/ K. Rupert Murdoch           6/20/97
                                    -------------------------------------------
                                                                         Date
                                    **Signature of Reporting Person


(1) Represents shares to be purchased by Fox Kids Worldwide, Inc. (" FKWW") pursuant to stock purchase agreements and a contribution and exchange agreement, each dated as of June 11, 1997, consisting of (i) 3,891,121 shares of Class B Common Stock to be purchased from The Christian Broadcasting Network, Inc.; (ii) 4,214,325 shares of Class B Common Stock to be purchased from Regent University; (iii) 5,000,000 shares of Class A Common Stock in the form of Class B Common Stock issuable upon conversion thereof and 1,231,981 shares of Class B Common Stock to be purchased from M.G. "Pat" Robertson and Tim Robertson and trusts controlled by them; and
     (iv) 7,088,732 shares of Class C Common Stock and $23 million principal amount of 6% Convertible Secured Notes due 2004 which are convertible into 2,587,500 shares of Class C Common Stock, with each share of Class C
     Common Stock convertible into an equal number of shares of Class B Common Stock, to be acquired from Liberty IFE, Inc. This aggregate amount represents approximately 51.9% of the outstanding shares of Class B Common Stock, assuming full conversion of the Class A and Class C Common Stock into Class B Common Stock.
(2) Fox Television Stations, Inc. ("Fox Television") owns 49.95% of the outstanding common stock of FKWW, representing 49.95% of the voting power of FKWW. Of the remaining shares of outstanding common stock of FKWW, Haim Saban and entities which he controls own 49.5%, representing 49.5% of the voting power of FKWW, and Allen & Company Incorporated owns 0.2%, representing 0.1% of the voting power of FKWW. Twentieth Holdings Corporation ("Twentieth Holdings") owns 100% of the outstanding common stock of Fox Television. The News Corporation Limited indirectly owns 100% of the outstanding common stock of Twentieth Holdings. K. Rupert Murdoch holds voting preferred shares of Twentieth Holdings representing 76% of the voting power of Twentieth Holdings.



**Intentional misstatement or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 3                                                      OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER:  3235-0104
                                                   Expires:  September 30, 1998
                                                   Estimated average burden
                                                   hours per response ...... 0.5
                                                   -----------------------------


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940



--------------------------------------------------------------------------------
1. Name and Address of Reporting Person


Twentieth Holdings Corporation
--------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)


10201 West Pico Boulevard
--------------------------------------------------------------------------------
                                    (Street)

Los Angeles                 California                               90035
--------------------------------------------------------------------------------
  (City)                             (State)                          (Zip)

6/11/97
--------------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)



--------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)


International Family Entertainment, Inc. ("IFE")
--------------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol


--------------------------------------------------------------------------------
5. Relationship of Reporting Person to Issuer:
       (Check all applicable)


                  Director                   X     10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


                   ----------------------------------

--------------------------------------------------------------------------------
6. If Amendment, Date of Original       (Month/Day/Year)



--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing     (Check Applicable Line)

    Form filed by One Reporting Person
----

 X  Form filed by More than One Reporting Person
----

--------------------------------------------------------------------------------

            Table 1 -- Non-Derivative Securities Beneficially Owned


1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
--------------------------    ---------------------------      -----------------        ------------------------------------------

Class B Common Stock, par
value $.01 per share              25,263,659(1)                     (I)                  By Fox Kids Worldwide, Inc. (2)
--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                           (Print or Type Responses)                Page 7 of 12
                                                                  SEC 1474(7/96)


        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
   (Instr. 4)                        cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect
                                     Expiration      (Instr. 4)                         Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                    (Month/Day/                                         Security        Direct (D)      (Instr. 5)
                                     Year)                                                              or
                                  ------- ------- ---------------------------------                     Indirect (I)
                                  Date    Expira-                            Amount                     (Instr. 5)
                                  Exer-   tion                               or
                                  cisable Date             Title             Number
                                                                             of
                                                                             Shares
-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

Explanation of Responses:              /s/Jay Itzkowitz                  6/20/97
                                    --------------------------------------------
                                     Jay Itzkowitz, Senior Vice President
                                     and Secretary

                                    **Signature of Reporting Person       Date


(1) Represents shares to be purchased by Fox Kids Worldwide, Inc. ("FKWW") pursuant to stock purchase agreements and a contribution and exchange agreement, each dated as of June 11, 1997, consisting of (i) 3,891,121 shares of Class B Common Stock to be purchased from The Christian Broadcasting Network, Inc.; (ii) 4,214,325 shares of Class B Common Stock to be purchased from Regent University; (iii) 5,000,000 shares of Class A Common Stock in the form of Class B Common Stock issuable upon conversion thereof and 1,231,981 shares of Class B Common Stock to be purchased from M.G. "Pat" Robertson and Tim Robertson and trusts controlled by them; and
     (iv) 7,088,732 shares of Class C Common Stock and $23 million principal amount of 6% Convertible Secured Notes due 2004 which are convertible into 2,587,500 shares of Class C Common Stock, with each share of Class C
     Common Stock convertible into an equal number of shares of Class B Common Stock, to be acquired from Liberty IFE, Inc. This aggregate amount represents approximately 51.9% of the outstanding shares of Class B Common Stock, assuming full conversion of the Class A and Class C Common Stock into Class B Common Stock.
(2) Fox Television Stations, Inc. ("Fox Television") owns 49.95% of the outstanding common stock of FKWW, representing 49.95% of the voting power of FKWW. Of the remaining shares of outstanding common stock of FKWW, Haim Saban and entities which he controls own 49.5%, representing 49.5% of the voting power of FKWW, and Allen & Company Incorporated owns 0.2%, representing 0.1% of the voting power of FKWW. Twentieth Holdings Corporation ("Twentieth Holdings") owns 100% of the outstanding common stock of Fox Television. The News Corporation Limited indirectly owns 100% of the outstanding common stock of Twentieth Holdings. K. Rupert Murdoch holds voting preferred shares of Twentieth Holdings representing 76% of the voting power of Twentieth Holdings.



**Intentional misstatement or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 3                                                      OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER:  3235-0104
                                                   Expires:  September 30, 1998
                                                   Estimated average burden
                                                   hours per response ...... 0.5
                                                   -----------------------------


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*


Fox Television Stations, Inc.
--------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)


10201 west Pico Boulevard
--------------------------------------------------------------------------------
                                    (Street)

Los Angeles                          California             90035
--------------------------------------------------------------------------------
  (City)                             (State)                          (Zip)


--------------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)
       6/11/97


--------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)



--------------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

        International Family Entertainment, Inc. ("IFE")


--------------------------------------------------------------------------------
5. Relationship of Reporting Person to Issuer:
       (Check all applicable)


                  Director                   X     10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


                   ----------------------------------

--------------------------------------------------------------------------------
6. If Amendment, Date of Original       (Month/Day/Year)



--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing     (Check Applicable Line)

    Form filed by One Reporting Person
----

 X  Form filed by More than One Reporting Person
----

--------------------------------------------------------------------------------

            Table 1 -- Non-Derivative Securities Beneficially Owned


1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
--------------------------    ---------------------------      -----------------        ------------------------------------------

Class B Common Stock, par
value $.01 per share              25,263,659(1)                     (I)                  By Fox Kids Worldwide, Inc. (2)
--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                           (Print or Type Responses)                Page 9 of 12
                                                                  SEC 1474(7/96)


        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
   (Instr. 4)                        cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect
                                     Expiration      (Instr. 4)                         Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                    (Month/Day/                                         Security        Direct (D)      (Instr. 5)
                                     Year)                                                              or
                                  ------- ------- ---------------------------------                     Indirect (I)
                                  Date    Expira-                            Amount                     (Instr. 5)
                                  Exer-   tion                               or
                                  cisable Date             Title             Number
                                                                             of
                                                                             Shares
-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

Explanation of Responses:              /s/Jay Itzkowitz                  6/20/97
                                    --------------------------------------------
                                     Jay Itzkowitz, Senior Vice President
                                     and Secretary

                                    **Signature of Reporting Person       Date


(1) Represents shares to be purchased by Fox Kids Worldwide, Inc. ("FKWW") pursuant to stock purchase agreements and a contribution and exchange agreement, each dated as of June 11, 1997, consisting of (i) 3,891,121 shares of Class B Common Stock to be purchased from The Christian Broadcasting Network, Inc.; (ii) 4,214,325 shares of Class B Common Stock to be purchased from Regent University; (iii) 5,000,000 shares of Class A Common Stock in the form of Class B Common Stock issuable upon conversion thereof and 1,231,981 shares of Class B Common Stock to be purchased from M.G. "Pat" Robertson and Tim Robertson and trusts controlled by them; and
     (iv) 7,088,732 shares of Class C Common Stock and $23 million principal amount of 6% Convertible Secured Notes due 2004 which are convertible into 2,587,500 shares of Class C Common Stock, with each share of Class C
     Common Stock convertible into an equal number of shares of Class B Common Stock, to be acquired from Liberty IFE, Inc. This aggregate amount represents approximately 51.9% of the outstanding shares of Class B Common Stock, assuming full conversion of the Class A and Class C Common Stock into Class B Common Stock.
(2) Fox Television Stations, Inc. ("Fox Television") owns 49.5% of the outstanding common stock of FKWW, representing 49.95% of the voting power of FKWW. Of the remaining shares of outstanding common stock of FKWW, Haim Saban and entities which he controls own 49.5%, representing 49.5% of the voting power of FKWW, and Allen & Company Incorporated owns 0.2%, representing 0.1% of the voting power of FKWW. Twentieth Holdings Corporation ("Twentieth Holdings") owns 100% of the outstanding common stock of Fox Television. The News Corporation Limited indirectly owns 100% of the outstanding common stock of Twentieth Holdings. K. Rupert Murdoch holds voting preferred shares of Twentieth Holdings representing 76% of the voting power of Twentieth Holdings.



**Intentional misstatement or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 3                                                      OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER:  3235-0104
                                                   Expires:  September 30, 1998
                                                   Estimated average burden
                                                   hours per response ...... 0.5
                                                   -----------------------------


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*


Haim Saban
--------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)


10960 Wilshire Boulevard
--------------------------------------------------------------------------------
                                    (Street)

Los Angeles                     California                         90024
--------------------------------------------------------------------------------
  (City)                             (State)                          (Zip)


--------------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)
                6/11/97

--------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)


--------------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

International family Entertainment, Inc. ("IFE")


--------------------------------------------------------------------------------
5. Relationship of Reporting Person to Issuer:
       (Check all applicable)


                  Director                   X     10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


                   ----------------------------------

--------------------------------------------------------------------------------
6. If Amendment, Date of Original       (Month/Day/Year)



--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing     (Check Applicable Line)

    Form filed by One Reporting Person
----

 X  Form filed by More than One Reporting Person
----

--------------------------------------------------------------------------------

            Table 1 -- Non-Derivative Securities Beneficially Owned


1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
--------------------------    ---------------------------      -----------------        ------------------------------------------

Class B Common Stock, par
value $.01 per share              25,263,659(1)                     (I)                  By Fox Kids Worldwide, Inc. (2)
--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                           (Print or Type Responses)               Page 11 of 12
                                                                  SEC 1474(7/96)


        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
   (Instr. 4)                        cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect
                                     Expiration      (Instr. 4)                         Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                    (Month/Day/                                         Security        Direct (D)      (Instr. 5)
                                     Year)                                                              or
                                  ------- ------- ---------------------------------                     Indirect (I)
                                  Date    Expira-                            Amount                     (Instr. 5)
                                  Exer-   tion                               or
                                  cisable Date             Title             Number
                                                                             of
                                                                             Shares
-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

Explanation of Responses:              /s/Haim Saban                     6/20/97
                                    --------------------------------------------

                                    **Signature of Reporting Person       Date


(1) Represents shares to be purchased by Fox Kids Worldwide, Inc. ("FKWW") pursuant to stock purchase agreements and a contribution and exchange agreement, each dated as of June 11, 1997, consisting of (i) 3,891,121 shares of Class B Common Stock to be purchased from The Christian Broadcasting Network, Inc.; (ii) 4,214,325 shares of Class B Common Stock to be purchased from Regent University; (iii) 5,000,000 shares of Class A Common Stock in the form of Class B Common Stock issuable upon conversion thereof and 1,231,981 shares of Class B Common Stock to be purchased from M.G. "Pat" Robertson and Tim Robertson and trusts controlled by them; and
     (iv) 7,088,732 shares of Class C Common Stock and $23 million principal amount of 6% Convertible Secured Notes due 2004 which are convertible into 2,587,500 shares of Class C Common Stock, with each share of Class C
     Common Stock convertible into an equal number of shares of Class B Common Stock, to be acquired from Liberty IFE, Inc. This aggregate amount represents approximately 51.9% of the outstanding shares of Class B Common Stock, assuming full conversion of the Class A and Class C Common Stock into Class B Common Stock.
(2) Fox Television Stations, Inc. ("Fox Television") owns 49.5% of the outstanding common stock of FKWW, representing 49.95% of the voting power of FKWW. Of the remaining shares of outstanding common stock of FKWW, Haim Saban and entities which he controls own 49.5%, representing 49.5% of the voting power of FKWW, and Allen & Company Incorporated owns 0.2%, representing 0.1% of the voting power of FKWW. Twentieth Holdings Corporation ("Twentieth Holdings") owns 100% of the outstanding common stock of Fox Television. The News Corporation Limited indirectly owns 100% of the outstanding common stock of Twentieth Holdings. K. Rupert Murdoch holds voting preferred shares of Twentieth Holdings representing 76% of the voting power of Twentieth Holdings.



**Intentional misstatement or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.



                                                                  Page 12 of 12